DORSEY
DORSEY & WHITNEY LLP

07024893

SEC MAIL PROCESSING SECTION

SUPPL

June 21, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for 12g3-2(b) Exemption by Polaris Minerals Corporation– File No. 82-35089

Dear Sir/Madam:

On behalf of our client, Polaris Minerals Corporation (the "Company"), we hereby submit an amended application for an exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934. The application has been amended to reflect the publishing of the Company's home country documents on SEDAR pursuant to amended Rule 12g3-2(e).

Please contact me if you have any questions about the contents of this application. Additionally, please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed stamped envelope.

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

Sincerely,

DORSEY & WHITNEY LLP

Kimberley Anderson

Enclosures: Amended 12g3-2(b) Application

cc: Lisa Dea

DORSEY & WHITNEY LLP • WWW.DORSEY.COM • T 206.903.8800 • F 206.903.8820
U.S. BANK CENTRE • 1420 FIFTH AVENUE • SUITE 3400 • SEATTLE, WASHINGTON 98101-4010
USA CANADA EUROPE ASIA

Polaris
MINERALS CORPORATION

RECEIVED
SEC MAIL PROCESSING SECTION
JUN 22 2007
WASH, D.C. 160

June 21, 2007

VIA FEDEX

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Filing Desk

Re: Amended Application for 12g3-2(b) Exemption by Polaris Minerals Corporation – File No. 82-35089

Dear Sir/Madam:

We hereby amend the application for a 12g3-2(b) exemption for Polaris Minerals Corporation ("the Company") to allow for the electronic publication of the Company's home country documents pursuant to Rule 12g3-2(e). The Company has published its home country documents on the System for Electronic Document Analysis and Retrieval ("SEDAR") and they are available under the Company's name at www.sedar.com.

DATED at Vancouver, British Columbia, Canada, this 21st day of June, 2007.

POLARIS MINERALS CORPORATION

Per: ______________________

Name: Lisa Dea

Title: VP Finance & CFO

END